

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

Via E-mail
Ana Marie del Rio
Secretary
Steadfast Apartment REIT, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612

>   **Re: Steadfast Apartment REIT, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed November 18, 2013**
>   **File No. 333-191049**

Dear Ms. del Rio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Housing Bubble and Recovery, page 45

1.   We note your revised disclosure on page 46 referencing the results of a survey conducted by Fidelity Investments. Please confirm to us that the survey was not prepared for or commissioned by the registrant or its affiliates and provide us with support for this data. Clearly mark the specific language in the supporting materials that supports your disclosure. The requested information should be filed as EDGAR correspondence or sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Adverse Business Developments, page 88

2.   We note your revised disclosure in response to comment 2. With regard to the Yuba borrowers, please also clarify why the Yuba borrowers are in discussions with their lender regarding various alternatives for the property upon maturity of the loan. In addition, please revise your disclosure to identify the programs that you reference in Tables III and IV whose performances were adversely impacted by adverse economic conditions. Provide a range of the adverse impact on occupancy, revenue, and rates, if possible.

Appendix A: Prior Performance Tables, page A-1

3.   Please tell us if you have the information available to assemble Table I (minus the last two rows) and Table III disclosure for Steadfast Income REIT. If so, please tell us if you believe that the inclusion of those two tables provide instructive disclosure even though the offering has not yet closed.

Exhibit Index

4.   Please file the executed versions of the long-term incentive plan discussed on page 69 and the independent directors' compensation plan discussed on page 68 as exhibits to your registration statement as required by Item 601(b) of Regulation S-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney-Advisor, at (202) 551-3789 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Rosemarie A. Thurston, Esq. (Via E-mail)